Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$1,456,000.00	$44.70

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,532,770.94 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $44.70 is offset against the registration fee due for this offering and of which $1,532,726.24 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 550-I dated November 27, 2007 and

underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553 Dated December 11, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$1,456,000

100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index

Summary Description

The 100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index (the “Notes”) provide an opportunity to potentially hedge your exposure to equity securities, as represented by the S&P 500® Index (the “Index”), while benefiting from moderately positive or negative returns of the Index. If the Index never closes more than 16.4%, (to which percentage we refer to as the “Absolute Return Barrier”) above or below the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, at maturity you will receive only your principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,456,000
Trade Date:	December 11, 2007
Settlement Date:	December 14, 2007
Final Valuation Date:	September 10, 2008††
Maturity Date:	September 15, 2008††
Term:	9 months
Index:	The S&P 500® Index.
Principal Protection:	100% if held to maturity.
Payment at Maturity (per $1,000 principal
amount Note):

If the Index closing level on any trading day during the Observation Period is not above the Upper Index Barrier or below the Lower Index Barrier, you will receive a cash payment, for each $1,000 principal amount Note, equal to:

$1,000 + ($1,000 × Absolute Index Return)

If the Index closing level on any trading day during the Observation Period is above the Upper Index Barrier or below the Lower Index Barrier you will receive a cash payment, for each $1,000 principal amount Note, equal to $1,000.

Absolute Index Return:	Absolute value of:
Index Ending Level – Index Starting Level
Index Starting Level
Index Starting Level:	1,477.65
Index Ending Level:	The closing level of the Index on the Final Valuation Date.
Observation Period:	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier:	16.4%
Upper Index Barrier:	Index Starting Level × (1 + Absolute Return Barrier)
Lower Index Barrier:	Index Starting Level × (1 - Absolute Return Barrier)
CUSIP:	52517P7C9
ISIN:	US52517P7C99

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 550-I.

Investing in the 100% Principal Protected Absolute Return Barrier Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 550-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$4.50	$995.50
Total	$1,456,000.00	$6,552.00	$1,449,448.00

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. may use up to $4.50 per $1,000 principal amount of these fees, or 0.45% per $1,000 principal amount, to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

December 11, 2007	MTNI568

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 550-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 100, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 550-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 550-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 550-I dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507253654/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 550-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 550-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Market Risk: Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on where the Index closes on any single trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER DURING THE OBSERVATION PERIOD.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower return on your investment than you would receive by investing in any of the stocks underlying the Index or contracts related to the Index. If the Index Ending Level is above the Index Starting Level, but the Index closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period you will receive only the principal amount of your Notes.

•

The Absolute Return Barrier Limits Your Potential Return: The appreciation potential of the Notes is limited to the Absolute Return Barrier of 16.4%, regardless of the performance of the Index. The appreciation potential of the Notes is limited to the Absolute Return Barrier.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $4.50 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We Are One of the Companies That Make Up the S&P 500® Index: We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 550-I.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

Hypothetical Examples of Amounts Payable upon Maturity

The following examples and table illustrate the Payment at Maturity for a $1,000 Note on a hypothetical offering of the Notes, which reflect the following:

Principal Amount:	$1,000.00
Index Starting Level:	1,477.65
Principal Protection:	100%
Term:	9 months
Absolute Return Barrier:	16.4%
Upper Index Barrier:	1,719.98
Lower Index Barrier:	1,235.32

		Hypothetical Performance of Notes
Hypothetical Index Ending Level	Hypothetical Index Return (%)	Notes Return (%)	Index Never Closes Outside Absolute Return Barrier	Index Closes Outside Absolute Return Barrier
2,955.30	100.0%	0.00%	N/A	$1,000.00
2,585.89	75.0%	0.00%	N/A	$1,000.00
2,216.48	50.0%	0.00%	N/A	$1,000.00
2,142.59	45.0%	0.00%	N/A	$1,000.00
2,068.71	40.0%	0.00%	N/A	$1,000.00
1,994.83	35.0%	0.00%	N/A	$1,000.00
1,920.95	30.0%	0.00%	N/A	$1,000.00
1,847.06	25.0%	0.00%	N/A	$1,000.00
1,719.98	16.4%	16.40%	$1,164.00	$1,000.00
1,699.30	15.0%	15.00%	$1,150.00	$1,000.00
1,625.42	10.0%	10.00%	$1,100.00	$1,000.00
1,551.53	5.0%	5.00%	$1,050.00	$1,000.00
1,477.65	0.0%	0.00%	$1,000.00	$1,000.00
1,403.77	-5.0%	5.00%	$1,050.00	$1,000.00
1,329.89	-10.0%	10.00%	$1,100.00	$1,000.00
1,256.00	-15.0%	15.00%	$1,150.00	$1,000.00
1,235.32	-16.4%	16.40%	$1,164.00	$1,000.00
1,108.24	-25.0%	0.00%	N/A	$1,000.00
1,034.36	-30.0%	0.00%	N/A	$1,000.00
960.47	-35.0%	0.00%	N/A	$1,000.00
886.59	-40.0%	0.00%	N/A	$1,000.00
812.71	-45.0%	0.00%	N/A	$1,000.00
738.83	-50.0%	0.00%	N/A	$1,000.00
369.41	-75.0%	0.00%	N/A	$1,000.00
0.00	-100.0%	0.00%	N/A	$1,000.00

Example 1: During the Observation Period, the Index closes at a level above the Upper Index Barrier.

Because the Index closes at a level above 1,719.98, which is the Upper Index Barrier, you will receive a Payment at Maturity of $1,000.00 per $1,000 principal amount Note.

Example 2: During the Observation Period, the Index closes at a level below the Lower Index Barrier.

Because the Index closes at a level below 1,235.32, which is the Lower Index Barrier, you will receive a Payment at Maturity of $1,000.00 per $1,000 principal amount Note.

Example 3: During the Observation Period, the Index does not close above the Upper Index Barrier or below the Lower Index Barrier, and closes at a level of 1,625.42 at maturity.

Because the Index did not close above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10.0% above the Index Starting Level, you will receive a Payment at Maturity of $1,100.00 per $1,000 principal amount Note, and is calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100.00

Example 4: During the Observation Period, the Index does not close above the Upper Index Barrier or below the Lower Index Barrier, and closes at a level of 1,329.89 at maturity.

Because the Index did not close above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10.0% below the Index Starting Level, you will receive a Payment at Maturity of $1,100.00 per $1,000 principal amount Note, and is calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100.00

Historical Information

The following graph sets forth the daily historical performance of the Index from December 11, 2002 through December 11, 2007. The closing level of the Index on December 11, 2007 was 1,477.65.

We obtained the closing levels of the Index below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index, the Absolute Barrier Return or what the value of the Notes may be, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. Fluctuations in the Index levels make it difficult to predict the amount that will be payable at maturity. We cannot give you assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.